UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Pioneer Bancorp Inc. (PBFS)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

723561106
(CUSIP Number)

12/31/2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	723561106	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	915,561 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	915,561 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		915,561 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.52%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 915,561 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC.

CUSIP No.	723561106	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Long/Short Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	38,046 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	38,046 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		38,046 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.15%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 38,046 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund, LLC.

CUSIP No.	723561106	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Hybrid Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	301,719 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	301,719 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		301,719 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.16%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 301,719 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.

CUSIP No.	723561106	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Hybrid Opportunity SPVI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	657,257 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	657,257 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		657,257 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.53%
12	TYPE OF REPORTING PERSON		OO

(2)	Consists of 657,257 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC.

CUSIP No.	723561106	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	2,013,278 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	2,013,278 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,013,278 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.75%
12	TYPE OF REPORTING PERSON		IA

(1)	Consists of 915,561 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 38,046 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 301,719 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 657,257 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member, and 100,695 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No.	723561106	Page 7 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	2,013,278 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	2,013,278 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,013,278 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.75%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 915,561 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 38,046 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 301,719 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 657,257 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member, and 100,695 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

CUSIP No.	723561106	Page 8 of 12

Item 1(a).	Name of Issuer:

Pioneer Bancorp Inc (PBFS)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

652 Albany Shaker Road
Albany, NY 12211

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons:

Financial Opportunity Fund LLC

Financial Opportunity Long/Short Fund LLC

Financial Hybrid Opportunity Fund LLC

Financial Hybrid Opportunity SPVI LLC

FJ Capital Management LLC

Martin Friedman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Financial Opportunity Fund LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Financial Opportunity Long/Short Fund LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Financial Hybrid Opportunity Fund LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Financial Hybrid Opportunity SPVI LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

FJ Capital Management, LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Martin Friedman

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

CUSIP No.	723561106	Page 9 of 12

Item 2(c).	Citizenship:

Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Financial Hybrid Opportunity Fund LLC, Financial Hybrid Opportunity SPVI LLC, and FJ Capital Management LLC, LLC – Delaware limited liability companies

Martin Friedman – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

723561106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No.	723561106	Page 10 of 12

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Financial Opportunity Fund LLC – 915,561 shares

Financial Opportunity Long/Short Fund LLC – 38,046 shares

Financial Hybrid Opportunity Fund LLC – 301,719 shares

Financial Hybrid Opportunity SPVI LLC – 657,257 shares

FJ Capital Management LLC – 2,013,278 shares

Martin Friedman – 2,013,278 shares

(b)	Percent of class:

Financial Opportunity Fund LLC – 3.52%

Financial Opportunity Long/Short Fund LLC – 0.15%

Financial Hybrid Opportunity Fund LLC – 1.16%

Financial Hybrid Opportunity SPVI LLC – 2.53%

FJ Capital Management LLC – 7.75%

Martin Friedman – 7.75%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

All Reporting Persons - 0

(ii) Shared power to vote or to direct the vote

Financial Opportunity Fund LLC – 915,561 shares

Financial Opportunity Long/Short Fund LLC – 38,046 shares

Financial Hybrid Opportunity Fund LLC – 301,719 shares

Financial Hybrid Opportunity SPVI LLC – 657,257 shares

FJ Capital Management LLC – 2,013,278 shares

Martin Friedman – 2,013,278 shares

CUSIP No.	723561106	Page 11 of 12

(iii)	Sole power to dispose or to direct the disposition of

All Reporting Persons – 0

(iv)	Shared power to dispose or to direct the disposition of

Financial Opportunity Fund LLC – 915,561 shares

Financial Opportunity Long/Short Fund LLC – 38,046 shares

Financial Hybrid Opportunity Fund LLC – 301,719 shares

Financial Hybrid Opportunity SPVI LLC – 657,257 shares

FJ Capital Management LLC – 2,013,278 shares

Martin Friedman – 2,013,278 shares

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.	723561106	Page 12 of 12

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: 2/6/2022

Financial Opportunity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By:    /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

Financial Opportunity Long/Short Fund LLC

By: FJ Capital Management LLC, its Managing Member

By:    /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

Financial Hybrid Opportunity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By:    /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

Financial Hybrid Opportunity SPVI LLC

By: FJ Capital Management LLC, its Managing Member

By:    /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

FJ Capital Management LLC

By:    /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

/s/ Martin Friedman

MARTIN S. FRIEDMAN